100 Campus Drive
Suite 200
Florham Park, NJ 07932

August 30, 2017

Via EDGAR

Cecilia Blye
Chief Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Conduent Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 10, 2017
File No. 1-37817

Dear Ms. Blye:

Reference is made to your letter dated August 23, 2017 addressed to me. Our responses to the comments raised in your letter are set forth in the attached and are keyed to the same numbering and headings as in your letter.

In connection with our response, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to our responses to your comments addressed in this letter, please do not hesitate to call me at 973-526-7146 or Jay Chu, Vice President and Chief Accounting Officer, at 973-526-7175.

Sincerely,

/s/Brian Webb-Walsh

Brian Webb-Walsh
Executive Vice President and Chief Financial Officer

C:     M. Peffer
J. Chu
J. Hardy
B. Jacobs

General

1.
The list of HR Services Global Locations available on your website includes Sudan under Africa Correspondent Relationships. As recently as March 2017, the list included Syria under Middle East and Northern Africa. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are is subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about Sudan or Syria. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements. You should describe any services, technology or products you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements or other contacts with the government of those countries or entities they control.

Response: Neither the Company nor any of its subsidiaries, including its HR Services business, engage in or have engaged in any activities associated with Sudan or Syria in the past 5 years. In addition, neither the Company nor any of its subsidiaries, including its HR Services business, plan on engaging in any activities associated with Sudan or Syria in the foreseeable future.
Registrant’s HR Services business offers its global clients that have employees resident in Africa benefit services through an independent third party located in South Africa, Tennant Life Benefits (Pty) Ltd. (“Tennant Life”). Registrant’s HR business established a relationship with Tennant Life in January 2017. To date, no revenue has been generated from this relationship. Tennant Life in turn has several affiliated entities, including one in Sudan. Registrant’s HR Services business does not conduct business with or have any relationship with Tennant Life’s affiliate in Sudan. Registrant’s HR Services business inadvertently listed all of Tennant Life’s affiliates as part of its network partners on Registrant’s website. Registrant has removed Sudan from the list of countries in its network on the website.
Registrant has a program to comply with applicable obligations under U.S. and other laws, including doing business in countries designated by the State Department as state sponsors of terrorism and economic sanctions and export controls administered by the U.S. Treasury Departments’ Office of Foreign Assets Controls and the U.S. Commerce Department’s Bureau of Industry and Security. Among other requirements, Registrant’s policies prohibit dealings with Sudan and Syria.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: Registrant does not have any contacts with Sudan or Syria – see response above.